June 14, 2013

VIA COURIER AND EDGAR

Re:         SAIC Gemini, Inc.

               Amendment No. 2 to Registration

               Statement on Form 10-12B

               File No. 001-35832

Ms. Luna Bloom

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Dear Ms. Bloom:

On behalf of SAIC Gemini, Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on April 30, 2013. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Furthermore, we are providing the following responses to your comment letter, dated May 21, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Registrant. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Capitalization, page 44

1.	Please confirm that once the distribution ratio is known, the pro forma common stock information in your capitalization table will no longer be $-0-. Also, confirm that similar revisions will be made to your unaudited pro forma combined balance sheet.

The Registrant advises the Staff that the line item “Common stock (par value $0.0001)” will be $-0- in the pro forma column of the capitalization table and the unaudited pro forma combined balance sheet. Given that the amounts are expressed in millions of dollars and the par value per share is $0.0001, the line item “Common stock (par value $0.0001)” will be shown as $-0- so long as the number of issued and outstanding shares of common stock of the Registrant is less than 5,000,000,000. As of May 20, 2013, the total number of issued and outstanding shares of common stock of SAIC, Inc. (“Parent”) was 342,518,407. The Registrant advises the Staff that the number of shares of common stock of the Registrant issued and outstanding following the spin-off will be lower than the current number of issued and outstanding shares of Parent. Accordingly, the line item “Common stock (par value $0.0001)” expressed in millions of dollars will be $-0-.

Unaudited Pro Forma Combined Financial Statements, page 46

2.	We note your response to prior comment 5 where you state that at the time you request this Registration Statement to be declared effective, you expect to have a term sheet from lenders which confirms the material terms and the amount of indebtedness to be incurred. Please clarify whether the incurrence of such indebtedness is a condition to the separation and if so, please confirm that the debt agreements will be finalized prior to effectiveness. To the extent that such agreements may not be finalized prior to effectiveness, please explain further how you determined that the pro forma adjustments related to such indebtedness meet the factually supportable criteria of Article 11(b)(6) of Regulation S-X.

The Registrant advises the Staff that it expects to enter into a definitive credit agreement and file the credit agreement as an exhibit to the Registration Statement prior to requesting effectiveness of the Registration Statement. The Registrant expects to incur the indebtedness under the credit agreement following the effectiveness of the Registration Statement, and the incurrence of such indebtedness will be a stated condition to the completion of the separation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures, page 53

3.	Please explain further for us how the type of contracts awarded impacted the decrease in your booking and backlog for each of the last three fiscal years and revise your disclosures accordingly.

In response to the Staff’s comment, the Registrant has deleted reference to the type of contracts awarded as a driver of the decrease in bookings and backlog. The type of contract (for example, cost-reimbursement versus firm-fixed-price) awarded does not impact the amount of bookings and backlog recorded in a period. While certain other characteristics of the contracts awarded, such as whether the contract is a standard contract or a master agreement and the duration of the contract, impact the amount of bookings and backlog recorded in a period, this concept is embodied in the Registrant’s reference to the impact of the timing of awards.

Notes to Combined Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Combination and Basis of Presentation, page F-7

4.	We note from your response to prior comment 15 that New SAIC is comprised of components of the Defense Solutions Group and the Health, Energy and Civil Solutions Group, which collectively form Parent’s technical, engineering and enterprise information technology services business. Please explain further how you determined which components from each of these Groups to transfer to New SAIC and tell us how you concluded that such components represented a discrete portion of Parent’s overall business. In this regard, please clarify whether the components represent discrete business units that were separately managed and evaluated or whether you allocated specific contracts to the historical operations of the transferred business and how you determined such allocation. In your response, please also clarify the extent to which the components of the business that were transferred will be operated autonomously both before and after the spin-off, and the extent to which these businesses share common facilities and costs. Also, describe further for us the components of these Groups that were not transferred as part of the separation agreement and why you believe they should not be considered part of the discrete operations transferred.

The Registrant prepared the financial statements to include all relevant activities that have been a part of the history of the business and which can be expected to be repeated as the business continues in the future. The Registrant considered the criteria in SAB Topic 5.Z(7) by analogy in preparing the financial statements, which depict the Technical, Engineering and Enterprise Information Technology business whose assets and results of operations are operationally and financially separable from Parent’s and whose business is dissimilar from Parent’s. Further, the Registrant has not included or excluded profitable or unprofitable businesses that would distort the historical track record of management.

The components referenced in the Registrant’s response to the prior comment were discrete business operations (“operations”). Parent’s Groups are comprised of business units, which in turn are comprised of operations. Each operation is managed by an operations manager who is accountable for the financial and operating performance of the operation. Each operation’s results are evaluated by business unit management, whose performance in turn is evaluated by Group management. As an operation constitutes a defined, separately managed element of Parent’s organizational structure for which discrete financial information is maintained and used as a basis for management decisions, these operations meet the definition of a component of a business.

Parent’s primary impetus for the spin-off is to reduce regulatory constraints in the pursuit of business opportunities. Currently, organizational conflicts of interest preclude those Parent operations providing technical, engineering or enterprise IT services from pursuing certain U.S. government opportunities where Parent’s national security, health and engineering solutions business is providing a conflicting offering and vice versa. With this contextual background, the determination of which components to transfer to New SAIC was based on an assessment of the nature of the work performed and the markets served by each operation. Those operations providing technical, engineering or enterprise IT services to the U.S. government were designated as part of New SAIC (i.e. – Services Business). The operations comprising the future Leidos Holdings, Inc. (“Leidos”) provide national security, health and engineering solutions (i.e. – Solutions Business), which are not operations that provide technical, engineering or enterprise IT services to the U.S. Government.

The components of the business that were transferred to New SAIC were operated autonomously before the spin-off and will be operated autonomously after the spin-off. Prior to the separation, certain operations of New SAIC share common facilities and costs with operations of Leidos. Subsequent to the spin-off, New SAIC and Leidos will have independent cost structures and will not share common facilities.

Note 10. Business Segment Information, page F-25

5.	We note from your response to prior comment 18 that the substantial majority of both the Technical and Engineering Services segment and the Enterprise IT segment revenues are derived from services provided through contractual arrangements with the U.S. government. We further note that a substantial majority of Parent’s revenues are similarly provided through contractual arrangements with the U.S. government. Please explain further how the characteristics of the Parent’s operating segments differ from the characteristics of the company’s operating segments such that the company’s operating segments are aggregated while the Parent’s segments are not.

As disclosed in the Registrant’s amended Form 10 filing, prior to February 1, 2013, the business activities of the Registrant are comprised of the majority of Parent’s former Defense Solutions Group’s business operations and a minority portion of the former Health, Energy and Civil Solutions Group’s business operations (that is, those that provide enterprise information technology (IT) services to U.S. Government civilian agencies and align with the Defense Solutions Group’s business operations that provide enterprise information technology to the Department of Defense). Effective February 1, 2013, in preparation for the separation, the Parent realigned these business operations (the majority of the Defense Solutions Group and a minority portion of the Health, Energy, and Civil Solutions Group, respectively) into a single segment named Technical Services and Information Technology (TSIT), which will become the entirety of New SAIC and upon separation, the TSIT segment president will become the CODM of New SAIC.

While a substantial majority of Parent’s and New SAIC’s revenues are derived from services provided through contractual arrangements with the U.S. Government, Parent’s former Defense Solutions Group and its former Health, Engineering and Civil Solutions Group did not meet the aggregation criteria of ASC 280 to be combined together as they were then structured.

Parent’s former Defense Solutions Group provided systems engineering, specialized technical engineering, and information technology services to agencies of the Department of Defense and, accordingly, was subject to a regulatory environment governed by U.S. Government Cost Accounting Standards (CAS) and Federal Acquisition Regulations (FAR).

Parent’s former Health, Engineering and Civil Solutions (HECS) Group included a minority portion of enterprise IT services provided to U.S. Government civilian agencies. This is the portion that was transitioned to New SAIC because it clearly aligned with the information technology services the Registrant provides to the Department of Defense in the Defense Solutions group and clearly meets the aggregation criteria with the Defense Solutions Group services. The remainder of the HECS Group (now Parent’s Health and Engineering segment) is comprised of non-intrusive cargo and checked baggage inspection products and maintenance sold on a fixed price basis to the U.S. Government based on a commercial pricing schedule as well as international customers (does not meet aggregation criteria), the design and construction of buildings and power plants primarily for commercial customers (does not meet the aggregation criteria), and health IT consulting services that include implementation of electronic health record systems for commercial customers such as hospitals and clinics (does not meet the aggregation criteria). Additionally, the HECS Group’s offerings to commercial customers are not subject to a regulatory environment governed by CAS and FAR and typically generated higher operating margins than the portions of the HECS Group which provided enterprise IT services for U.S. Government civilian agencies.

The Parent’s former HECS Group’s services, customers and economic characteristics (apart from the relatively small portion of the Group transitioned to New SAIC focused on providing enterprise IT services to U.S. Government civilian agencies) are dissimilar to those of the former Defense Solutions Group. Therefore, it was not appropriate to aggregate the HECS Group with the former Defense Solutions Group.

Timekeeping Contract with City of New York, page F-25

6.	In your response to prior comment 20 you state that the business operation which negotiated, managed and performed on the CityTime contract is not a component of the Registrant and is not aligned with the Registrant’s focus on services. However, your disclosures on page 24 state that the businesses that now comprise New SAIC and similar businesses within Parent have in the past resulted in litigation against Parent, including a $540 million dollar loss that Parent realized in connection with its CityTime contract. Please reconcile these statements.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 24 of Amendment No. 2 to clarify that the CityTime contract is not a component of the Registrant’s business.

* * * *

The Registrant is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Xavier Kowalski at 212-455-3804, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

* * * *

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:         Securities and Exchange Commission

Kathleen Collins

Mark P. Shuman

Laura Veator

              SAIC Gemini, Inc.

Paul Greiner

John Hartley

Raymond Veldman